Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333- 117607

$200,000,000 5.000% NOTES DUE MARCH 15, 2010
 FINAL TERMS AND CONDITIONS

Issuer:	The Stanley Works (Ticker: SWK)

Title of Security:	5.000% Notes due 2010

Principal Amount:	$200,000,000

Maturity Date:	March 15, 2010

Coupon:	5.000% semi-annual

Interest Payment Dates:	Each March 15th and September 15th

First Interest Payment Date:	September 15, 2007

Trade Date:	March 15, 2007

Settlement Date (T+3):	March 20, 2007

Benchmark:	UST 4.750% due February 2010

Benchmark Yield:	4.483%

Reoffer Spread:	+ 57 bps

Reoffer Yield:	5.053%

Price to Public:	99.456%

CUSIP:	854616AL3

Expected Ratings:	A2 (Stable Outlook) / A (Negative Outlook)

Joint Book-Running Managers:	Goldman, Sachs & Co.

UBS Securities LLC

Co-Managers:	Banc of America Securities LLC

Citigroup Global Markets Inc.

Morgan Stanley & Co. Incorporated

Barclays Capital Inc.

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Use of Proceeds:	We intend to use the net proceeds from this offering to reduce outstanding borrowings under our extendible commercial notes program and commercial paper program. Our extendible commercial note borrowings bear an interest rate of 5.36% and will mature on March 28, 2007. Our commercial paper borrowings consist of six tranches. Each of these tranches bears an interest rate from 5.28% to 5.31% and will mature between March 13, 2007 and March 19, 2007. As of March 12, 2007, we had approximately $50.0 million of extendible notes outstanding and $409.0 million of commercial paper borrowings.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or UBS Securities LLC toll-free at 1-888-722-9555 x1088.